VIA EDGAR
Amy C. Bruckner
Staff Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Re:	Alion Science and Technology Corporation (the “Company”) Item 4.01(a) Form 8-K Filed May 18, 2006 File No. 333-89756
Dear Ms. Bruckner:
     With respect to the above captioned filing (the “Filing”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated May 18, 2006 (the “Comment Letter”), relating to the above referenced filing.
     We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter.
Item 4.01(a) Form 8-K
1.	Please revise your filing to state explicitly whether during your two most recent fiscal years ended September 30, 2005 and subsequent interim period through the date of dismissal there were any disagreements with your former accountant as described in Item 304(a)(1)(iv) of Regulation S-K. You should specify the “interim period” as the “interim period through May 12, 2006,” which you designate as the date of dismissal.
The Company will amend the Filing to state explicitly that during the Company’s two most recent fiscal years ended September 30, 2004 and 2005 and the subsequent interim period through May 12, 2006, there were no disagreements with the Company’s former accountants, KPMG, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of such disagreements in connection with KPMG’s report on the Company’s financial statements for the years ended September 30, 2004 and 2005 nor were there any “reportable events” (as defined in Item 304(a)(v) of Regulation S-K).
The above-noted amendment to the Filing will be made contemporaneously with the amendment referenced in response to comment 2 below.

File No. 333-89756

2.	Please amend your filing to include, as Exhibit 16, the letter from your former accountants, KPMG LLP, required by Item 304(a)(3) of Regulation S-K.
The Company has sent a request to the Company’s former accountants to prepare the letter required by Item 304(a)(3) of Regulation S-K. Upon receipt of such letter from KPMG, the Company will amend the Filing to include the letter. The Company intends to file such amendment within the time period prescribed by Item 304(a)(3) of Regulation S-K.
The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please call the undersigned at (703) 269-3499 with any questions. We appreciate the Staff’s efforts with respect to the Filing.
Sincerely,

/s/ James C. Fontana
Alion Science and Technology Corporation
James C. Fontana
Senior Vice President, General Counsel
and Secretary
cc:	Bahman Atefi, Chairman and CEO, Alion Jack Hughes, Executive Vice President and CFO, Alion Marc Paul, Baker & McKenzie LLP